Exhibit 99.1

DHT Holdings, Inc. Regains Compliance with NYSE Listing Requirements

ST. HELIER, Channel Islands --March 5, 2012--

DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

DHT today confirmed that it has regained compliance with the New York Stock Exchange, Inc.'s ("NYSE") continued listing standards.

On December 20, 2011, DHT received notice from the NYSE that the Company was no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common stock was less than $1.00 per share over a consecutive 30 trading-day period. Pursuant to the NYSE’s rules, the Company had a six-month cure period following receipt of the NYSE notice to bring its share price and average share price above $1.00.

The Company received confirmation from the NYSE on March 2, 2012 that it had regained compliance after its average closing share price for the 30 trading days ended February 29, 2012 and its closing price on February 29, 2012 exceeded $1.00.

About DHT

DHT operates a fleet of 12 double-hull crude oil tankers, of which 11 are wholly owned by the company. The fleet consists of six VLCCs, two Suezmax tankers and four Aframax tankers. Eight of the vessels are on medium-term time charters, two are on long-term bareboat charters and two are operating in the Tankers International Pool. For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2011.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Source:  DHT Holdings, Inc.

DHT Holdings, Inc.
Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
eu@dhtankers.com